Exhibit 99.6

Wipro Limited

Results for the Quarter ended December 31, 2016

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 16-17			FY 15-16
		Q3	Q2	Q1	FY	Q4	Q3	Q2
Revenue & OM%	IT Services Revenues ($MN)	1,902.8	1,916.3	1,930.8	7,346.3	1,882.0	1,838.3	1,831.9
	Sequential Growth	-0.7%	-0.8%	2.6%	3.7%	2.4%	0.3%	2.1%
	Sequential Growth in Constant Currency*	0.6%	0.9%	2.0%	7.6%	2.7%	1.4%	3.1%
	Operating Margin %**	18.3%	17.8%	17.8%	20.2%	19.7%	19.9%	20.4%

Service Line Mix	Practices^
	Analytics	7.0%	7.3%	7.4%	7.4%	7.2%	7.4%	7.5%
	Application Services	44.4%	43.8%	44.7%	46.6%	45.3%	46.7%	46.8%
	Business Process Services	13.3%	13.4%	12.9%	9.8%	10.6%	9.8%	9.8%
	Global Infrastructure Services	28.1%	28.2%	27.9%	28.3%	28.9%	28.1%	28.0%
	Product Engineering	7.2%	7.3%	7.1%	7.9%	8.0%	8.0%	7.9%

SBU Mix	Strategic Business Units***
	Communications	7.4%	7.5%	7.6%	7.6%	7.7%	7.7%	7.6%
	Consumer	15.8%	15.7%	15.8%	16.3%	16.4%	16.5%	16.2%
	Energy, Natural Resources & Utilities	13.0%	12.9%	13.2%	14.6%	14.0%	14.4%	14.7%
	Finance Solutions	25.5%	25.5%	25.6%	26.3%	25.4%	26.2%	26.7%
	Healthcare, Life Sciences & Services	16.0%	16.0%	15.3%	12.0%	13.3%	12.0%	11.4%
	Manufacturing & Technology	22.3%	22.4%	22.5%	23.2%	23.2%	23.2%	23.4%

Geography Mix	Geography
	Americas	55.5%	54.8%	53.5%	52.7%	52.5%	52.8%	53.0%
	APAC and Other Emerging Markets	10.9%	10.8%	10.7%	11.2%	10.9%	11.4%	11.2%
	Europe	23.6%	24.0%	25.4%	25.3%	25.6%	24.8%	25.2%
	India & Middle East business	10.0%	10.4%	10.4%	10.8%	11.0%	11.0%	10.6%

Guidance	Guidance ($MN)	1,916-1,955	1,931-1,950	1,901-1,939		1,875-1,912	1,841-1,878	1,821-1,857
	Guidance restated based on actual currency realized ($MN)	1,891-1,930	1,899-1,918	1,912-1,950		1,889-1,906	1,821-1,858	1,803-1,839
	IT Services Revenues ($MN)	1,902.8	1,916.3	1,930.8	7,346.3	1,882.0	1,838.3	1,831.9

Customer Relationships	Customer size distribution (TTM)
	> $100M	9	8	9	9	9	9	10
	> $75M	17	19	19	18	18	17	17
	> $50M	33	33	33	33	33	32	31
	> $20M	90	91	91	89	89	85	85
	> $10M	170	171	170	160	160	154	154
	> $5M	264	258	252	248	248	247	244
	> $3M	349	341	336	331	331	325	321
	> $1M	576	571	565	550	550	536	533

Customer Metrics	Revenue from Existing customers %	97.6%	98.6%	99.7%	98.1%	96.5%	97.9%	98.5%
	Number of new customers	108	47	50	261	119	39	67
	Total Number of active customers	1259	1180	1208	1223	1223	1105	1100
	Customer Concentration
	Top customer	2.8%	2.6%	2.5%	3.1%	2.7%	3.2%	3.1%
	Top 5	10.0%	10.1%	10.3%	11.6%	11.0%	11.5%	11.7%
	Top 10	16.9%	17.5%	17.6%	19.3%	18.2%	19.3%	19.8%

*	Constant currency revenues for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
**	Effective April 1, 2016, the segment results are measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items till the year ended March 31, 2016. Comparative information has been restated to give effect to the same.
***	Effective April 1, 2016, we realigned our industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.
^	We have re-classified some portions of work amongst Service lines effective April 1, 2016 and therefore the growth rates (YoY) may not be comparable.

		FY16-17			FY15-16
		Q3	Q2	Q1	FY	Q4	Q3	Q2
Currency Mix	% of Revenue
	USD	61%	61%	60%	60%	60%	60%	60%
	GBP	10%	10%	11%	12%	11%	12%	13%
	EUR	9%	9%	9%	8%	9%	8%	8%
	INR	7%	8%	8%	7%	7%	7%	7%
	AUD	4%	4%	4%	4%	4%	4%	4%
	CAD	2%	2%	2%	2%	2%	2%	2%
	Others	7%	6%	6%	7%	7%	7%	6%
Employee Metrics	Closing Head Count—IT Services	179,129	174,238	173,863	172,912	172,912	170,664	168,396
	Utilization
	(IT Services excl BPS, IFOX, cellent, HPS, Appirio & l&ME)
	Gross Utilization	71.6%	71.2%	69.9%	68.8%	68.1%	66.4%	69.5%
	Net Utilization (Excluding Support)	80.0%	80.2%	78.8%	76.6%	76.1%	73.8%	77.2%
	Net Utilization (Excluding Trainees)	81.9%	82.8%	79.7%	79.9%	77.5%	78.0%	82.3%
	Attrition
	(IT Services excl BPS, cellent, HPS & Appirio)
	Voluntary TTM	16.3%	16.6%	16.5%	16.1%	16.1%	16.3%	16.3%
	Voluntary Quarterly Annualized	15.4%	17.2%	17.9%	16.1%	14.9%	16.3%	17.0%
	BPS % - Quarterly	10.7%	12.2%	11.7%	11.0%	11.1%	9.9%	10.2%
	BPS % - Post Training Quarterly	8.2%	10.8%	9.0%	9.3%	9.9%	8.8%	8.5%
	Sales & Support Staff - IT Services (average)	14,385	14,543	14,324	13,140	13,737	13,239	13,068

B. IT Services (Excluding Infocrossing, BPS, Designit, cellent, HPS, Appirio and India & Middle East Business)

Service delivery	Revenue from FPP	57.7%	56.4%	56.0%	55.2%	56.9%	55.9%	53.4%
	Onsite Revenue - % of Services	53.5%	53.9%	54.4%	54.1%	54.2%	53.8%	53.9%
	Off shore Revenue - % of Services	46.5%	46.1%	45.6%	45.9%	45.8%	46.2%	46.1%

C. Growth Metrics For Quarter ended December 31, 2016

	Seq %	YoY%	Constant Currency Seq %	Constant Currency YoY %
IT Services	-0.7%	3.5%	0.6%	6.2%
Strategic Business Units***
Communications	-1.9%	-0.6%	0.8%	4.2%
Consumer Business Unit	-0.7%	-1.3%	0.1%	0.5%
Energy, Natural Resources & Utilities	0.3%	-6.4%	2.1%	-0.3%
Finance Solutions	-0.5%	0.8%	0.8%	4.3%
Healthcare, Life Sciences & Services	-0.5%	38.4%	0.1%	39.0%
Manufacturing and Technology	-1.2%	-0.5%	0.1%	0.0%
Geography
Americas	0.7%	8.9%	1.0%	9.0%
APAC and Other Emerging Markets	-0.6%	-1.2%	1.7%	-1.3%
Europe	-2.3%	-1.3%	1.3%	8.5%
India & Middle East business	-4.8%	-6.6%	-4.2%	-5.2%
Practices^
Analytics	-5.4%
Application Services	0.7%
Business Process Services	-1.6%
Global Infrastructure Services	-1.1%
Product Engineering	-1.3%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q3 FY 16-17 (INR Mn.)
Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	90,979	5,528	69	96,576
Selling and marketing expenses	9,095	188	-57	9,226
General and administrative expenses	7,734	583	293	8,610
Total	107,808	6,299	305	114,412